Sept. 15, 2009

Larry Spirgel
United States
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3720

RE:         REM Business Solutions, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed Sept. 1, 2009
File No. 333-158529

Dear Mr. Spirgel:

The following are our responses to your comment letter of Sept. 8, 2009.

Plan of Distribution; Terms of the Offering, page 15

1.    We note your response to our prior comment one in our letter dated August 21, 2009; however, it appears no change has been made to the document.  Thus we reissue our comment one in our letter dated August 21, 2009.

Revised for consistency.

Summary Compensation Table, page 25

2.           We note your response to our prior comment three in our letter dated August 21, 2009; however, it appears that no change has been made to the document.   Thus, we reissue our comment three in our letter dated August 21, 2009.    Please revise the disclosure in your Summary Compensation Table to present the correct dollar amount of restricted stock awarded to Mr. Monroe in 2008.  Refer to Item 402(n)(2)(v) of Regulation S-K.

Revised.

Unaudited Financial Statements

Balance Sheet, page 45

3.           We note you state in the Balance Sheet for the three month period ended May 31, 2009, that the amount of shares authorized for issuance is 75,000,000.   However, we note elsewhere in the registration statement and in the Articles of Incorporation that the amount of authorized shares is 100,000,000.  Please reconciled.

Revised for consistency.

Note 1- Condensed Financial Statements, page 48

4.           We note your disclosure that the Company’s January 31, 2009 audited financial statements are reported in “Form S-1/A filed with the SEC on December 16, 2008.”   Revise your disclosure to delete the reference to the filing of a registration statement by the Company on this date.   We not the Company did not file  a registration statement on Form S-1 on December 16, 2008.

Deleted.

Very truly yours,

/s/ Karl Wolters
Karl Wolters, President
REM Business Solutions, Inc.